

August 24, 2017

Anja Krammer
President
BioPharmX Corporation
1505 Adams Drive, Suite D
Menlo Park, CA 94025

      Re: BioPharmX Corporation
          Registration Statement on Form S-3
          Filed August 17, 2017
          File No. 333-220012

Dear Ms. Krammer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

                                           Division of Corporation Finance
                                         Office of Healthcare & Insurance

cc: Marcelle S. Balcombe